UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Xunlei Limited

(Name of Issuer)

Common shares, par value $0.00025 per share, represented by American Depositary Shares;

each American Depositary Share represents 5 common shares

(Title of Class of Securities)

98419E108**

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 98419E108 is assigned to the American Depositary Shares of the Issuer, which are quoted on the NASDAQ Global Select Market under the symbol “XNET.” Each American Depositary Share represents 5 common shares.

CUSIP No. 98419E108

1	Name of Reporting Person Xiaomi Ventures Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 93,653,572 common shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 93,653,572 common shares
9		Aggregate Amount Beneficially Owned by Each Reporting Person 93,653,572 common shares
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 28.5%(1)
12		Type of Reporting Person CO

(1)                                 Percentage calculated based on 328,693,840 common shares issued and outstanding as of December 31, 2014, as provided by the Issuer.

CUSIP No. 98419E108

1	Name of Reporting Person Xiaomi Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 93,653,572 common shares(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 93,653,572 common shares(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 93,653,572 common shares(1)
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 28.5%(2)
12		Type of Reporting Person CO

(1)                                 Represent 93,653,572 common shares held by Xiaomi Ventures Limited, which is wholly owned by Xiaomi Corporation.

(2)                                 Percentage calculated based on 328,693,840 common shares issued and outstanding as of December 31, 2014, as provided by the Issuer.

Item 1(a).	Name of Issuer Xunlei Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices 4/F, Hans Innovation Mansion, North Ring Road No. 9018 High-Tech Park, Nanshan District Shenzhen, 518057 People’s Republic of China

Item 2(a).	Name of Person Filing (i) Xiaomi Ventures Limited (ii) Xiaomi Corporation
Item 2(b).	Address of Principal Business Office For each filing person: 12th Floor, WuCaiCheng Office Building 68 Qinghe Middle Street, Haidian District Beijing, 100085 People’s Republic of China
Item 2(c)	Citizenship (i): Xiaomi Ventures Limited – British Virgin Islands (ii) Xiaomi Corporation – Cayman Islands
Item 2(d).	Title of Class of Securities Common shares of the Issuer (the “Common Shares”), par value $0.00025 per share
Item 2(e).	CUSIP Number 98419E108 This CUSIP applies to the American Depositary Shares of the Issuer, each representing five Common Shares.

Item 3.	Statement filed pursuant to rule 13d-1(b) or 13d-2(b) or (c)
Not applicable.

Item 4.	Ownership:
The information required by Item 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each reporting person and is incorporated herein by reference for each such reporting person.
The percentages of ownership set forth in Rows 5-11 of the cover page hereto are based on 328,693,840 Common Shares issued and outstanding as of December 31, 2014, as provided by the Issuer.

Xiaomi Ventures Limited is the record owner of 93,653,572 Common Shares. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xiaomi Corporation may be deemed to beneficially own all of the shares held by Xiaomi Ventures Limited.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

Xiaomi Ventures Limited

By:	/s/ Kong Kat Wong
Name: Kong Kat Wong
Title: Director

Xiaomi Corporation

By:	/s/ Jun Lei
Name: Jun Lei
Title: Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement, dated as of February 12, 2015, by and between Xiaomi Ventures Limited and Xiaomi Corporation